Alamos Gold Inc.
Common Shares
011527108
March 31, 2003


CUSIP 011527108
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 5,655,870

6. 28,696

7. 5,655,870

8. 28,696

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Alamos Gold Inc.
(b) 1400-400 Burrard Street
    P.O. Box 48780 Bentall Centre
    Vancouver, BC
    V7X 1A6
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 011527108

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 5,655,870
    (ii) 28,696
    (iii) 5,655,870
    (iv)  28,696

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 4, 2003
Neal Nenadovic
Chief Financial Officer